Mail Stop 3561

September 4, 2009

Thomas J. Webb
Executive Vice President and Chief Financial Officer
CMS Energy Corporation
One Energy Plaza
Jackson, Michigan 49201

> **Re: CMS Energy Corporation**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 001-09513**

Dear Mr. Webb:

       We have completed our review of your Annual Report on Form 10-K for the
fiscal year ended December 31, 2008 and have no further comments at this time.

Sincerely,

Mara Ransom
Legal Branch Chief